SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM 11-K


		[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
	THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

	OR

		[   ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



  For the Fiscal Year		Commission
Ended December 31, 1993		File Number 1-4996


	A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

	COMPUTER POWER, INC. RETIREMENT SAVINGS PLAN


	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

	ALLTEL CORPORATION
	One Allied Drive
	Little Rock, Arkansas  72203
	(501) 661-8000







	REQUIRED INFORMATION

	The Computer Power, Inc. Retirement Savings Plan (the "Plan"), is subject to the Employee Retirement Income Security Act of 1974.

	Item 4. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements of the Plan are being filed as Exhibit 29.1 to this Report:

	1.	Report of Independent Certified Public Accountants.

	2.	Statements of Net Assets Available for Plan Benefits as of December 31,
    1993 and 1992.

	3.	Statements of Changes in Net Assets Available for Plan Benefits for
    the year ended December 31, 1993.

	4.	Notes to Financial Statements as of December 31, 1993 and 1992.

	5.	Schedule of Assets Held for Investment Purposes as of December 31, 1993.

	6.	Schedule of Reportable Transactions for the Plan Year ended
    December 31, 1993.

	The Consent of Independent Public Accountants to the inclusion of the foregoing financial statements herein is being filed as Exhibit 23.1 to this Report.

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	SIGNATURES

	The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Computer Power, Inc. Retirement SavingsPlan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

		COMPUTER POWER, INC.
 		RETIREMENT SAVINGS PLAN

		BY CPI ACQUISITION, INC.
		   d/b/a COMPUTER POWER, INC.



Dated:  July 29, 1994	   By  /s/   Bruce P. Andrews
       		     Name:	Bruce P. Andrews
		 	  Title:	Chief Financial Officer


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	INDEX TO EXHIBITS


	The following Exhibits are being filed with this Annual Report on Form 11-K:


Exhibit

 (23)	CONSENTS OF EXPERTS AND COUNSEL:

	23.1  Consent of Arthur Andersen & Co.

 (29)	ADDITIONAL EXHIBITS:

	29.1	Computer Power, Inc. Retirement Savings Plan Financial
Statements and Supplemental Schedules December 31, 1993 and 1992




	____________________________


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